UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

SOCIETAL CDMO, INC.

(Name of Subject Company)

SOCIETAL CDMO, INC.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

75629F109

(CUSIP Number of Class of Securities)

J. David Enloe, Jr.

President and Chief Executive Officer

Societal CDMO, Inc.

1 E. Uwchlan Ave, Suite 112

Exton, PA 19341

(770) 534-8239

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Rachael M. Bushey, Esq.

Jennifer L. Porter, Esq.

Goodwin Procter LLP

One Commerce Square

2005 Market St., 32nd Floor

Philadelphia, PA 19103

(445) 207-7805

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of certain communications relating to the proposed acquisition of Societal CDMO, Inc., a Pennsylvania corporation (the “Company” or “Societal”), pursuant to the terms of the Agreement and Plan of Merger, dated as of February 28, 2024 (the “Merger Agreement”), by and among the Company, CoreRx, Inc., a Florida corporation (“Parent”) and Cane Merger Sub, Inc., a Pennsylvania corporation (“Merger Sub”). Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, Merger Sub will commence a tender offer (the “Offer”), to acquire all of the issued and outstanding shares of common stock of the Company, par value $0.01 per share (the “Shares”), at an offer price of $1.10 per Share in cash, without interest and subject to any required withholding of taxes. If successful, the Offer will be followed by a merger of Merger Sub, with and into the Company (the “Merger”) pursuant to Section 321(f) of the Pennsylvania Business Corporation Law, with the Company continuing as the surviving corporation to the Merger.

This Schedule 14D-9 filing consists of the following documents relating to the proposed Offer and Merger:

(i)	Email from J. David Enloe, Jr., President and Chief Executive Officer of Societal, to Company employees on February 28, 2024 attached hereto as Exhibit 99.1.

(ii)	Email from J. David Enloe, Jr., President and Chief Executive Officer of the Company, to Company customers on February 28, 2024 attached hereto as Exhibit 99.2.

(iii)	Company Supplier Q&A, first used on February 28, 2024 attached hereto as Exhibit 99.3.

Forward Looking Statements

This Schedule 14D-9 filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this document that do not relate to matters of historical fact should be considered forward-looking statements. These forward-looking statements include, among others, the ability to complete and the timing of completion of the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this communication are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements.  Potential risks, uncertainties and other factor to be considered include, among others, that Societal shareholders may not tender a sufficient number of shares in the tender offer; the length of time necessary to consummate the proposed transaction may be longer than anticipated, or it may not be consummated at all; the proposed transaction may involve unexpected costs; the businesses may suffer as a result of uncertainty surrounding the proposed transaction, including difficulties in maintaining relationships with third parties or retaining key employees; and the risk that shareholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability. For further discussion of these and other risks and uncertainties, see Societal’s most recent Form 10-K and Form 10-Q filings with the United States Securities and Exchange Commission (the “SEC”), including under the headings “Risk Factors.” You are cautioned to not place undue reliance on forward-looking statements, which speak only as of the date of this communication. Except as required by law, neither CoreRx nor Societal is under any duty to update any of the information in this communication.

Additional Information And Where To Find It

In connection with the proposed acquisition, CoreRx will commence a tender offer for the outstanding shares of Societal. The tender offer has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Societal, nor is it a substitute for the tender offer materials that CoreRx and Merger Sub will file with the SEC upon commencement of the tender offer. At the time the tender offer is commenced, CoreRx and Merger Sub will file tender offer materials on Schedule TO, and Societal will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. Holders of shares of Societal common stock are urged to read the tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement when they become available (as each may be amended or supplemented from time to time) because they will contain important information that holders of shares of Societal common stock should consider before making any decision regarding tendering their shares. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Societal at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. In addition, these materials will be available at no charge on the Investors page of Societal’s website at https://www.societalcdmo.com/ and by directing a request to the information agent for the tender offer, whose contact information will be set forth in the Offer to Purchase.

Exhibit Index

Exhibit No.	Description
99.1	Email from J. David Enloe, Jr., President and Chief Executive Officer of Societal, to Company employees on February 28, 2024.

99.2	Email from J. David Enloe, Jr., President and Chief Executive Officer of the Company, to Company customers on February 28, 2024.

99.3	Company Supplier Q&A, first used on February 28, 2024.